SECURITIES USA 001

Burns Philp

03037420

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 NOV 17 AM 7:21

FACSIMILE

82-1565

	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**17 November 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**5 pages (including cover sheet)**

SUPPL

Goodman Finance Limited Eight Year Capital Notes

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Attach:

dlw 11/18

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

17 November 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited Eight Year Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to the first interest payment to original subscribers of the Eight Year Capital Notes.

The Eight Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

17 November 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited Eight Year Capital Notes

Please find attached a copy of a letter dated 17 November 2003 addressed to the subscribers of the Eight Year Capital Notes in Goodman Finance Limited, which was sent to them today in relation to the first payment of interest on the Eight Year Capital Notes.

The Eight Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27June 2003.

Please also find attached Appendix 7 pursuant to Listing Rule 7.12.2. Note that there is no Record Date as the first interest payment is made to the original subscriber.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
64 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

17 November 2003

Dear Subscriber

Goodman Finance Limited Eight Year Capital Notes

Enclosed is your interest payment/payment advice which reflects the first payment of interest to you as the original subscriber of Goodman Finance Limited Eight Year Capital Notes in accordance with the terms of their issue.

The Eight Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27June 2003.

One series mature on the fifth anniversary of their issue date and bear interest at a rate of 9.75% (the Five Year Capital Notes) and the other series mature on the eighth anniversary of their issue date and bear interest at a rate of 9.95% (the Eight Year Capital Notes).

The first date for payment of interest on the Eight Year Capital Notes is 17 November 2003 (being the first business day after 15 November 2003).

Should you have any enquiries in relation to the payment of interest on the Goodman Finance Limited Eight Year Capital Notes please contact the Capital Notes Registrar:

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92-119, Auckland)
Telephone: +64 9488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Changes to your address or bank account details should be submitted to the Capital Notes Registrar in writing and signed by all holders.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name of issuer	GOODMAN FINANCE LIMITED
Name of officer authorised to make this notice	HELEN GOLDING
Authority for event, e.g. Directors' resolution	Board resolution
Contact phone number	(612) 9259 1371
Contact fax number	(612) 9247 3272
Date	17 / 11 / 2003

Nature of event
Tick as appropriate

Bonus Issue ☐ If ticked, state whether: Taxable ☐ / Non Taxable ☐ Conversion ☐ Interest ☒ Rights Issue Renouncable ☐
Rights Issue non-renouncable ☐ Capital change ☐ Call ☐ Dividend ☐ If ticked, state whether: Interim ☐ Full Year ☐ Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	EIGHT YEAR CAPITAL NOTES
ISIN (If unknown, contact NZX)	NZGFLD 0002S8

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities	N/A
ISIN (If unknown, contact NZX)	N/A
Number of Securities to be issued following event	N/A
Minimum Entitlement	N/A
Ratio, e.g ① for ②	☐ for ☐
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	N/A
Treatment of Fractions	N/A
Tick if pari passu OR provide an explanation of the ranking	☐ OR N/A
Strike price per security for any issue in lieu or date Strike Price available.	N/A

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

Amount per security (In dollars and cents)	9.95% INTEREST RATE
Source of Payment	N/A
Currency	NZD
Total monies	1,822,225.60
Supplementary dividend details - Listing Rule 7.12.7: Amount per security in dollars and cents	$ N/A
Date Payable	N/A

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	N/A
Resident Withholding Tax	N/A
Credits (Give details)	$ N/A

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	N/A because first interest payment is to original subscribers
Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	17/11/2003 - interest payable
Notice Date Entitlement letters, call notices, conversion notices mailed	N/A
Allotment Date For the issue of new securities. Must be within 5 business days of record date.	N/A

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:
Security Code:

NZX